Intra-Asia Entertainment Corporation
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

July 20, 2007

By EDGAR Transmission and by Hand Delivery

Mr. Mark Schuman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Intra-Asia Entertainment Corporation Amendment No. 1 to Form SB-2 File No: 333-142945

Dear Mr. Schuman:

Submitted herewith for filing of Intra-Asia Entertainment Corporation (the “Company”) is Amendment No. 1 to the Registration Statement on Form SB-2 relating to the registration under the Securities Act of 1933, as amended, of 44,244,163 shares of common stock of the Company.

Per the verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we have updated our disclosures and included revised financial statements in the Amendment No.1 to the Registration Statement. This filing is being effected by direct transmission to the Commission’s EDGAR System.

If you have any questions or further comments, please contact the undersigned at (01186-10) 82671299 or Louis Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Intra-Asia Entertainment Corporation

By:	/s/ Shudong Xia
Shudong Xia
Chief Executive Officer